EXHIBIT 23.1





                      Consent of Independent Auditors



The Board of Directors
Delta Petroleum Corporation

We consent to the incorporation by reference in the registration statement on Form S-8 of Delta Petroleum Corporation of our report dated September 12, 2002, with respect to the consolidated balance sheets of Delta Petroleum Corporation as of June 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income
(loss), and cash flows for each of the years in the three-year period ended June 30, 2002 which report appears in the June 30, 2002, annual report on Form 10-K of Delta Petroleum Corporation. We also consent to the reference to our name under the caption "Experts" in the Prospectus.



                                  /s/ KPMG LLP
                                  KPMG LLP



Denver, Colorado
September 15, 2003